Exhibit 99.1

NewsRelease

Executive Leadership Changes

CALGARY, Alberta – May 30, 2006 – (TSX, NYSE: TRP) Hal Kvisle, President and Chief Executive Officer of TransCanada Corporation (TransCanada) today announced changes to TransCanada’s executive team, effective June 1, 2006.

•                  Russ Girling, previously Executive Vice-President (EVP), Corporate Development and Chief Financial Officer (CFO), is appointed to the new role of President, Pipelines, reporting to Mr. Kvisle.  Mr. Girling will be responsible for TransCanada Corporation’s regulated businesses, including TransCanada’s gas and oil pipelines in Canada, the U.S. and Mexico.

•                  Alex Pourbaix, previously EVP, Power, is appointed to the new role of President, Energy, reporting to Mr. Kvisle.  Mr. Pourbaix will be responsible for TransCanada Corporation’s non-regulated businesses, including power, gas storage and liquefied natural gas.

•                  Greg Lohnes is appointed EVP and CFO, reporting to Mr. Kvisle.  Mr. Lohnes is currently President and Chief Executive Officer of Great Lakes Gas Transmission Company, which is 50 per cent owned by TransCanada.  Mr. Lohnes joined TransCanada in 1993 and held various executive positions in joint venture pipelines, midstream and international areas.  Mr. Lohnes was appointed to President and CEO at Great Lakes in 2000.

•                  Sean McMaster, previously Vice-President, Corporate Development, Power is appointed General Counsel.

Continuing to report to Mr. Kvisle are Sarah Raiss, EVP, Corporate Services; Don Wishart, EVP, Operations and Engineering; and Al Bellstedt, EVP, Law and Corporate.  Dennis McConaghy, EVP, Pipeline Strategy and Development will report to Mr. Girling.

Ron Turner will transition from TransCanada over the coming months after 24 years of service, and will work with Mr. Kvisle on business opportunities for TransCanada until that time.  Al Bellstedt has announced his intention to retire in the first quarter of 2007.  Mr. McMaster will be EVP Corporate and General Counsel upon Mr. Bellstedt’s retirement.

“These changes will strengthen TransCanada by providing a greater focus on both maintaining and growing our solid regulated business and continuing to grow our non-regulated businesses, including power,” said Mr. Kvisle. “We will continue to build on our past accomplishments with a strong leadership team.”

TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure. TransCanada’s network of more than 41,000 kilometres (25,600 miles) of pipeline transports the majority of Western Canada’s natural gas production to key Canadian and U.S. markets. A growing independent power producer, TransCanada owns, or has interests in, approximately 6,700 megawatts of power generation in Canada and the United States. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP.

FORWARD-LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties.  The results or events predicted in this information may differ from actual results or events.  Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America.  For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission.  TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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